Financial Statements and Supplemental Information with Report of Independent Registered Public Accounting Firm

ARCVIEW CAPITAL, LLC

DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70439

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arcview Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

159 20th Street
(No. and Street)

Brooklyn	NY	11232
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Thornton	(626) 356-0200	steve@taallc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

9/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Thornton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arcview Capital LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Compliance Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On Jan 24, 2025 (Date) before me, Melinda McGregor, Notary (Here Insert Name and Title of the Officer),

personally appeared Steven L. Thornton
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MELINDA ANN MCGREGOR
COMM # 2467547
Los Angeles County
California Notary Public
Comm Exp Oct. 21, 2027

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Melinda McGregor
Signature of Notary Public

Place Notary Seal and/or Stamp Above

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Arcview Capital Form X-17A-5 Part III

Document Date: 12-31-24 Number of Pages: 2

Signer(s) Other Than Named Above:

Capacity(ies) Claimed by Signer(s)

Signer's Name: Steven L. Thornton	Signer's Name:
☑ Corporate Officer – Title(s): CCO	☐ Corporate Officer – Title(s):
☐ Partner – ☐ Limited ☐ General	☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact	☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator	☐ Trustee ☐ Guardian or Conservator
☐ Other:	☐ Other:
Signer is Representing:	Signer is Representing:

ARCVIEW CAPITAL, LLC
December 31, 2024

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Arcview Capital, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of Arcview Capital, LLC as of December 31, 2024, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Arcview Capital, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Arcview Capital, LLC's management. My responsibility is to express an opinion on Arcview Capital, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Arcview Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Arcview Capital, LLC's financial statements. Supplemental Information is the responsibility of Arcview Capital, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Arcview Capital, LLC 's auditor since 2024.
Tarzana, California
February 7, 2025

ARCVIEW CAPITAL, LLC
Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	21,215
Accounts Receivable		85,500
Total assets	$	106,715
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	64,153
Total liabilities		64,153
Members' equity		
Total members' equity		42,562
Total liabilities and members' equity	$	106,715

See Accompanying Notes to Financial Statements

ARCVIEW CAPITAL, LLC
Statement of Operations
For the Year ended December 31, 2024

Revenue		
Other Fees	$	85,500
Total revenue		85,500
Expenses		
Commission Expense	$	64,125
Technology and Communications		16,032
Legal & Professional Services		46,903
Bank Charges & Fees		4,325
Regulatory expenses		20,666
Other expenses		2,052
Total expenses		154,103
Net loss	$	(68,603)

See Accompanying Notes to Financial Statements

ARCVIEW CAPITAL, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2024

		Total
Members' equity as of December 31, 2023	$	1,665
Net loss		(68,603)
Member contribution		109,500
Members' equity as of December 31, 2024	$	42,562

See Accompanying Notes to Financial Statements

ARCVIEW CAPITAL, LLC

Statement of Cash Flows

Year ended December 31, 2024

Cash flows from operating activities:		
Net loss	$	(68,603)
Adjustments to reconcile net loss to net cash used by operating activities:		
Decrease (increase) in operating assets:		
Accounts receivable		(85,500)
Prepaid expenses and other assets		10,932
Decrease in operating liabilities:		
Accounts payable and accrued expenses		1,979
Net cash used by operating activities		(72,589)
Net cash provided by financing activities		
Member capital contributions		109,500
Net decrease in cash		(31,692)
Cash, cash equivalents - beginning of year		52,907
Cash, cash equivalents - end of year	$	21,215
Cash paid during the year for:		
Interest	$	0.00
Income Taxes	$	0.00

See Accompanying Notes to Financial Statements

1. Business and Summary of Significant Accounting Policies

Business

Arcview Capital, LLC. ("the Company") is a Limited Liability Company formed in the State of Delaware. Effective June 10, 2020 the Company commenced operations when it became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from, and became a member, of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Revenue Recognition

The Financial Accounting Standards Board ("FASB") has issued a comprehensive revenue recognition standard that supersedes most existing revenue recognition guidance under U.S. GAAP FASB Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606").

The core principle of ASC 606 is that a company should recognize revenue when it transfers goods or services to customers in amounts that reflect the consideration the Company expects to receive for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

(i) Identification of the contract with the customer,
(ii) Identification of the performance obligations in the contract,
(iii) Determination of the transaction price,
(iv) Allocation of the transaction price to the performance obligations in the contract,
(v) Recognition of revenue when (or as) the performance obligation is satisfied.

Revenue Recognition (continued)

Although total revenues may not be materially impacted by this guidance, management notes changes to the disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the judgments used in evaluating when and how revenue is recognized and disclosures related to contract assets and liabilities.

The Company provides advisory services related to mergers and acquisitions or raising capital in connection with the terms of its contracts with customers. Revenue for advisory arrangements is generally recognized based on when the services are provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

Credit Losses

The Company accounts for estimated credit losses on financial instruments, such as trade receivables, in accordance with ASU 2016-13, " Financial Instruments - Credit Losses (Topic 326)". The Company periodically estimates the allowance for doubtful accounts. Those conditions may be considered in relation to individual receivables or in relation to groups of similar types of receivables. The Company reviews trade receivables for collectability and performs on-going credit evaluations of its customers and determines the allowance for doubtful accounts based on historical write-off experience, customer specific facts and general economic conditions. Total bad debts for the year ended December 31, 2024 were $0.

Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies ASC Topic 740, *Income Taxes*. A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard. As of December 31, 2024, the 2021- 2023 tax returns are subject to examination by the Internal

Income Taxes (continued)

Revenue Service and, generally, to state taxing authorities.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

The management has reviewed the results of operations for the period of time from its year end December 31, 2024, through February 7, 2025, the date the financial statement were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

2. Indemnification

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $(21,187) which was $(16,187) more than its minimum required net capital of $5,000. The Company's aggregate indebtedness to

net capital ratio percentage was 3.03 to 1.

4. As of December 31, 2024, the Company had no commitment, contingency or guarantee that might result in a loss or a future obligation, as well as any claim of which the firm was aware that might be asserted against it as of the audit opinion date.

5. Segment Reporting

The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Financial and Operations Principal as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The Accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SUPPLEMENTAL INFORMATION

ARCVIEW CAPITAL, LLC

Schedule II- Computation for
Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Exemption Report

DECEMBER 31, 2024

Net Capital		
Total members' equity	$	42,562
Deductions and/or charges:		
Non-allowable assets:		
Accounts Receivable in Excess of Commissions Payable		21,375
Net Capital	$	21,187
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		34,153
Total aggregate indebtedness	$	34,153
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	2,277
Minimum dollar net capital requirement	$	5,000
Excess Net capital	$	16,187
Excess net capital of the greater of 10 percent of total aggregate indebtedness		
Net capital less 120 percent of minimum net capital required	$	
Ratio of aggregate indebtedness to net capital		3.03 to 1

There were no reported differences between the audit and Focus at December 31,2024.

ARCVIEW CAPITAL, LLC

Schedule II- Computation for
Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Exemption Report

DECEMBER 31, 2024

Arcview Capital, LLC is exempt from the reserve requirement provision of Rule 15c3-3(e) as of December 31, 2024, under the Securities and Exchange Act of 1934, paragraph (k)(2)(i) of that Rule.

ARCVIEW CAPITAL, LLC

Schedule III – Information Related to
Possession or Control Requirements
Under rule 15c3-3

DECEMBER 31, 2024

Arcview Capital, LLC is exempt from the possession or control provision of Rule 15c3-3(b) as of December 31, 2024, under the Securities and Exchange Act of 1934, paragraph (k)(2)(i) of that Rule.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Arcview Capital, LLC
New York, NY

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Arcview Capital, LLC, identified the following provisions of 17 C.F.R. 15c3-3 under which Arcview Capital, LLC claimed no obligation under 17 C.F.R 240.15c3-3. Arcview Capital, LLC stated that Arcview Capital, LLC had no obligations throughout the most fiscal year without exception. Arcview Capital, LLC did not is a hold customer funds or securities. Arcview Capital, LLC's management, is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Arcview Capital, LLC's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to the management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph 17 C.F.R. of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 7, 2025

ARCVIEW CAPITAL, LLC

Management Report Regarding Exemption from Rule 15c3-3

Arcview Capital, LLC, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company confirms the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i). The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Arcview Capital, LLC

By: Steve Thornton

Title: CCO + FinOp

February 7, 2025